?E 11-30-01 THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 23.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2001

SA

MADECO [redacted]
(Translation of Registrant's Name into English)

URETA COX 930
SANTIAGO, CHILE
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

This report consists of a press release issued by Madeco S.A. (the "Company") on March 18, 2002 announcing the Company's Fourth Quarter 2001 consolidated financial results.

FOR IMMEDIATE RELEASE

For further information contact:
Marisol Fernández
Investor Relations
Voice : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : mfl@madeco.cl
Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE FOURTH QUARTER 2001

(Santiago, Chile, March 18th, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its **consolidated financial results** in Chilean GAAP for the quarter and fiscal year ended December 31st, 2001. All figures are expressed in Chilean pesos as of December 31st, 2001 (the year-over-year CPI variation totaled 3.1%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$654.79).

Highlights

The fourth quarter was a very difficult one for the Company. Subsequent to the pronounced decline of Brazil's demand for telecommunications cable beginning in August 2001, the Company confronted additional negative factors which significantly impacted its operations – the tragedy of September 11th, which affected economic growth rates and demand levels globally, and the economic and political crisis of Argentina. As a consequence of these factors, Madeco was required to implement drastic restructuring measures, which included the temporary cessation of activities in our wire and cable and brass mills operations in Argentina as well as significant reduction of personnel in Brazil.

Given the varied investments that we have in our neighboring country, the Argentine crisis has been particularly negative for the Company. Firstly, we made the painful decision to temporarily close the five production facilities related to the production of wire and cable and/or brass mills products. In addition, it was necessary to make provisions for the potential valuation adjustments of our assets in that country, with the objective of registering our best estimate to date of the effects that could be derived from Argentina's turmoil.

Moreover, the Company hired Salomon Smith Barney at the beginning of the year 2002; the investment bank has been hired to advise and coordinate a financial restructuring plan for Madeco. The plan contemplates the restructuring of the Company's financial liabilities, the optimization and rationalization of use of funds and working capital of Madeco and an analysis of a proposal to increase the equity of the Company.

The Company continues to adjust its operations to the existing market conditions. To that end, we have recently taken the strategic decision to focus on the production of aluminum profiles, and exit the complementary curtain wall installation business. We believe that as a consequence of our efforts, the Company will be better positioned to exploit opportunities when Argentina resolves its current crisis and stronger economic growth rates return to the region.

Consolidated Income Statement Highlights (Exhibits 1 & 2)

REVENUES

4Q Amounted to Ch$51,049 million in 4Q01, a 40.7% decrease compared to Ch$86,132 million generated in the same period last year. While the revenue decline reflects the decreased sales activity levels in the Company's varied operations, the 4Q01 revenue figure was also negatively impacted by the 4th quarter revaluation of the Chilean peso against the US dollar. Consolidated quarterly revenues for the Company improved consistently from the beginning of the year 2000 through the first half of 2001, but demand was severely affected beginning the 3rd quarter of last year as a result of the halt of telecom investments and network installations in Brazil. Fourth quarter sales revenues were further affected by the economic repercussions of the September 11th tragedy as well as the economic and political turmoil in Argentina. On the positive side, the commercial efforts being implemented have notably strengthened Indalum's market position, and the aluminum profiles unit generated revenues in the 4th quarter 2001 10.2% greater than in the same period the previous year.

YTD Amounted to Ch$331,912 million in 2001, a 6.3% increase from the Ch$312,293 million generated in 2000.

GROSS INCOME AND GROSS MARGIN

4Q Gross income amounted to Ch$6,098 million in 4Q01, a 48.6% decrease versus the Ch$11,856 million generated during the same period in 2000. Both the Wire and Cable and Brass Mills units were severely impacted by lower demand levels; despite the implementation of restructuring measures toward adjusting the Company's costs to market conditions, the fixed cost structure for the quarter resulted in a significant decline in the 2 units' gross margin levels. On the other hand, fourth quarter's gross results for both the Flexible Packaging and Aluminum Profiles units improved, both in absolute terms and as a percentage of net sales.

YTD Amounted to Ch$45,024 million in 2001, a 14.2% increase versus Ch$39,414 million obtained during the same period in 2000. The consolidated gross margin for the year increased to 13.6% from 12.6% the previous year.

OPERATING INCOME AND OPERATING MARGIN

4Q The Company's operating loss amounted to Ch$1,243 million in the fourth quarter 2001, compared to a Ch$4,908 million income in the same period of 2000. The weaker performance reflects operating losses in the Wire and Cable and Brass Mills units, partially compensated by operating gains in the Flexible Packaging and Aluminum Profiles units.

YTD Madeco's operating income in 2001 totaled Ch$10,666 million, a 3.6% increase compared to Ch$10,298 million generated in 2000. Operating margin for the period was almost equivalent to the previous year (3.3%).

Non-Operating Results

4Q The Company's non-operating loss in 4Q01 totaled Ch$33,133 million, versus a loss of Ch$12,107 million in the same period last year.

- *Price-level restatement*: amounted to a loss of Ch$892 million in 4Q01 versus a Ch$2,950 million loss in 4Q00. Price-level restatement losses resulted from the devaluation of the Chilean peso, Argentine peso and Brazilian real against the US dollar. In addition, the LME copper price decrease negatively affected the valuation of the Company's inventories.
- *Other non-operating expenses*: amounted to Ch$27,187 million in 4Q01, an increase versus the Ch$5,949 million recorded in 4Q00. The Company registered extraordinary provisions (Ch$12,460 million) for the valuation adjustment of fixed and other assets in Argentina, with the objective of reflecting the best estimate to date of the potential effects on the Company's assets to be derived from that country's economic and political crisis. Moreover, the Company recorded non-recurring non-operating provisions; the most significant year-over-year variations are as follows: the final resolution of Madeco Chile's 1989-1990 labor dispute and provisions for other labor related contingencies in the various subsidiaries (Ch$3,422 million), adjustments to the value of fixed assets for sale (Ch$2,184 million), additional expenses associated with the completion of the Uruguayan curtain wall project and expenses related to the aforementioned restructuring activities (Ch$2,329 million).
- *Financial expenses*: amounted to Ch$4,570 million in 4Q01, lower than the Ch$4,903 million recorded in 4Q00. The decrease reflects the 4Q01 revaluation versus 4Q00 revaluation of the Chilean peso against the US dollar; 54.7% of the Company's net debt is denominated in US dollars.
- *Other non-operating income*: amounted to a loss of Ch$96 million in 4Q01, versus an income of Ch$1,859 million in 4Q00. Last year, the Company registered recoverable taxes due to use of tax loss carry-forwards.

YTD The non-operating loss amounted to Ch$61,647 million in 2001, compared to a Ch$29,008 million loss in 2000. The unfavorable result stemmed from higher other non-operating expenses (from Ch$7,394 million in 2000 to Ch$30,413 million in 2001) and greater price-level restatement losses (from Ch$5,751 million in 2000 to Ch$13,214 million in 2001). In addition, the Company registered an increase in net financial expenses (from Ch$16,917 million in 2000 to Ch$19,348 million in 2001). These increased losses were partially offset by an increase in non-operating income (from Ch$3,231 million in 2000 to Ch$3,979 million in 2001), reflecting the sale of the 25% interest in Optel in 1Q01.

Net Income

4Q Net loss before taxes in 4Q01 amounted to Ch$34,375 million, versus a loss of Ch$7,199 million in 4Q00.

- The income tax credits in 4Q01 and 4Q00 amounted to Ch$4,305 million and Ch$748 million, respectively.
- The Company's minority interest reflects the share of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 4Q01 amounted to a Ch$2,471 million credit versus a Ch$137 million expense in 4Q00; both Alusa and Optel registered losses in the 4th quarter 2001.

In conclusion, the Company's net loss after taxes in 4Q01 amounted to Ch$27,510 million, versus a Ch$6,584 million loss a year ago.

YTD Net loss before taxes in 2001 amounted to Ch$50,981 million, versus a Ch$18,710 million loss in 2000.

- While 2001's income tax amounted to Ch$418 million, the Company registered a tax credit of Ch$1,501 million in 2000.
- The Company's minority interest amounted to a Ch$1,283 million credit in 2001 versus a Ch$117 million expense last year.

In conclusion, the Company's net loss after taxes in 2001 amounted to Ch$50,096 million versus a net loss of Ch$17,307 million a year ago.

Foreign Currency Translation

The cumulative adjustments from foreign currency translation resulted from the adoption in 1998 of Technical Bulletin 64 and correspond to the net differences between changes in the Chilean Consumer Price Index (CPI) and the devaluation or revaluation of the Chilean peso against the US dollar arising from foreign investments and related liabilities which have been designated as hedges.

4Q At the equity level, the negative adjustment from foreign currency translation for the Company amounted to Ch$11,495 million in 4Q01.

YTD At the equity level, the positive adjustment from foreign currency translation amounted to Ch$13,238 million in 2001, which partially compensated the effect of the losses for the period (Ch$50,096 million).

BUSINESS UNIT ANALYSIS

The following discussion of the Company's four business units focuses on year-over- year performance for the fourth quarter period. Nevertheless, figures for both the fourth quarter and the full fiscal year are included in the exhibits following the text of this report.

The year-over-year analysis of SG&A expenses within each business unit is not directly comparative as a consequence of a change in criteria for the allocation of corporate expenses. In 2000, the Company charged the total corporate expense solely to the Chilean wire and cable and brass mills units; beginning 2001, these expenses are being allocated across the four business units.

As a consequence of the required accounting treatment of the 4th quarter revaluation of the Chilean peso against the US dollar, the translation of 4Q01 figures from the Company's foreign operations results in exaggerated declines versus last year's figures, in terms of revenues as well as COGS and SG&A expenses. This effect obviously impacts significantly the interpretation of the year-over-year analysis.

WIRE & CABLE

In 4Q01, consolidated revenues for the wire and cable unit were Ch$20,730 million, representing a 58.6% decrease versus Ch$50,084 million generated in 4Q00. The most pronounced cause of the revenue decrease results from the fourth quarter year-over-year devaluation of the Brazilian real and the accounting recognition of the 4th quarter revaluation of the Chilean peso against the US dollar. Subsequent to the year-long surge in sales of telecommunications cable in Brazil, demand fell tremendously beginning in August 2001 when the telecom companies halted their network installation investments. The drop in sales was partially compensated by increased sales of mining and industrial cables in Chile and bare aluminum cable in Brazil, as electric companies made significant investments in transmission networks in response to the country's energy crisis.

Gross income totaled Ch$1,920 million in 4Q01, versus Ch$7,672 million in the same period a year ago, reflecting a decrease in volume sales. Moreover, as a consequence of the fall-off in telecommunications demand in Brazil, the sales mix of all of the Company's cable operations shifted toward a higher proportion of relatively lower value-added products.

The wire and cable unit's operating loss for the 4Q01 amounted to Ch$1,594 million, versus an operating income totaling Ch$3,430 million in 4Q00. In response to the decline in product demand, the Company implemented severe restructuring measures at the end of the fourth quarter. Nevertheless, the 4th quarter year-over-year decline in SG&A expenses was only 17.2%, due to the consolidation of Corning Argentina's expenses into the Company's results and the inclusion of expenses associated with the restructuring activities.

Brazil: 4th quarter 2001 figures for the Company's Brazilian operations were affected by the 4th quarter revaluation of the Chilean peso against the US dollar, exaggerating the decline versus last year's figures.

Revenues amounted to Ch$11,553 million in 4Q01, representing a 55.9% decrease compared to Ch$26,212 million generated in 4Q00. The revenue decline reflects a 22% drop in volume sales as well as the devaluation of the Brazilian real versus the US dollar. Volume sales of copper telecom cables, copper bare wire and aluminum thermo-stable cables were lower than in the same period a year ago. The declines were partially offset by higher volume sales of copper thermo-stable and aluminum bare wire as the country's energy companies increased transmission network installation investments in response to the country's energy crisis. Given the strong requirements still remaining in terms of energy transmission capacity, the Company expects continued elevated demand levels for energy cables in Brazil.

COGS dropped 51.4% from Ch$22,534 million in 4Q00 to Ch$10,949 million in 4Q01. The COGS decrease resulted from the Brazilian real devaluation, lower volume sales, the drop in LME copper prices and the personnel reduction implemented in the second half of the year 2001.

SG&A expenses dropped 21.3% in absolute terms, from Ch$1,483 million in 4Q00 to Ch$1,167 million in 4Q01. Despite the restructuring efforts, SG&A expenses declined at a rate less than the revenue decrease due primarily to the absorption of fixed costs.

The Company's operating loss generated by the Brazilian unit totaled Ch$563 million, versus a Ch$2,195 million operating income in 4Q00.

Optical Fiber: For the 4th quarter 2001, Optel generated negative revenues amounting to Ch$3,674 million, as a consequence of the devaluation of the real currency against the US dollar and sales reversals stemming from the economic and political crisis in Argentina.

COGS for the period amounted to a credit of Ch$2,220 million, and reflect the cable returns from the Company's customers. SG&A expenses amounted to Ch$659 million in 4Q01, a 9.7% increase versus Ch$601 million in 4Q00. The increase in SG&A expenses reflects the consolidation of Corning Argentina's expenses in the Company's results as well as expenses associated with the restructuring activities of the optical fiber operations, which includes the decision to minimize the Argentine optical fiber operations.

The unit's operating loss for 4Q01 amounted to Ch$2,113 million, unfavorable versus the Ch$1,423 million operating income generated in 4Q00.

Chile: Revenues grew 3.8%, from Ch$9,143 million in 4Q00 to Ch$9,492 million in 4Q01 due to a 27% increase in volume sales, partially offset by a drop in average prices. The volume sales of copper rod, copper thermo-stable cables and copper bare cables increased versus the same period a year ago; these increases were partially offset by lower sales of copper telecom cables. Increased copper rod sales reflect higher export sales to other Latin American countries, including Ficap (the Company's Brazilian subsidiary). The increase in copper thermo-stable cable sales reflects both higher demand in the Chilean mining sector and the plant expansions of two durable goods manufacturers. Finally, the Company won a few important bids, increasing sales of copper bare wire. The average price decline reflects the drop in LME copper prices, a shift in the sales mix toward relatively lower value-added products and more competitive pricing within certain product segments in order to gain market share.

COGS amounted to Ch$7,745 million in 4Q01, a 3.9% increase from the Ch$7,454 million incurred in 4Q00, and results from higher sales volume. The increase was partially offset by a slight reduction in plant personnel and a drop in raw material costs; the average LME copper price dropped 7.8% in Chilean peso terms compared to 4Q00. Gross margin was similar to the same period a year ago (18%+).

SG&A expenses increased 9.2%, from Ch$914 million in 4Q00 to Ch$998 million in 4Q01. Despite the positive effects associated with the restructuring measures implemented during 2001, both the wire and cable and brass mills unit in Chile incurred higher SG&A expenses in 4Q01 due to fees from the consulting services hired for the

Company's implementation of the BaaN ERP system as well as other third party services.

Operating income in 4Q01 was very similar to the amount generated in the same period a year ago (Ch$774 million in 4Q00 to Ch$749 million in 4Q01); the unit's operating margin reached 7.9% in 4Q01 versus 8.5% for the same period a year ago.

Argentina: 4th quarter 2001 figures for the Company's Argentine operations were affected by the 4th quarter revaluation of the Chilean peso against the US dollar, exaggerating the decline versus last year's figures.

Revenues amounted to Ch$837 million in 4Q01, representing an 85.5% decrease versus Ch$5,765 million in 4Q00. As discussed earlier, the Company's operations were severely impacted by the Argentine political and economic crisis. Moreover, the current turmoil and uncertainty related to the country's future provoked the decision to temporarily close the five plants related to cable and/or brass mills operations in that country.

COGS dropped from Ch$5,237 million in 4Q00 to Ch$1,022 million in 4Q01. The COGS decrease reflects the significantly reduced level of sales activity as well as the Company restructuring, which significantly reduced personnel and the operation's fixed cost structure prior to the end of the year. SG&A decreased 82.9%, from Ch$1,653 million in 4Q00 to Ch$282 million in the 4Q01.

For the quarter, the Company's operating loss amounted to Ch$467 million, versus a Ch$1,124 million loss generated in the same period a year ago.

Peru: 4th quarter 2001 figures for the Company's Peruvian operations were affected by the 4th quarter revaluation of the Chilean peso against the US dollar, exaggerating the decline versus last year's figures.

Net sales in 4Q01 dropped 40.6% versus the previous year (Ch$6,930 million in 4Q00 to Ch$4,115 million in 4Q01). The revenue decline primarily reflects the 6% volume sales decrease, resulting from lower export sales to Venezuela as well as the drop in copper telecom cables for Brazil. The revenue figure was also negatively impacted by the 4th quarter revaluation of the Chilean peso against the US dollar.

COGS decreased 47.2%, from Ch$5,942 million in 4Q00 to Ch$3,139 million in 4Q01. The reduction in COGS reflects productivity improvements (from 17.4 to 20.7 kg/man-hour) that was the positive result of changes in production processes. Moreover, the COGS decline reflects the Chilean peso revaluation and the drop in LME copper prices. SG&A expenses declined 43.1%, from Ch$606 million in 4Q00 to Ch$345 million in 4Q01, caused by both the Chilean peso revaluation and lower export duties.

Operating income increased 65.2%, from Ch$382 million in 4Q00 to Ch$631 million this year. The Peruvian unit's operating margin improved considerably, from 5.5% in 4Q00 to 15.3% in 4Q01.

BRASS MILLS

The brass mills business unit generated revenues in 4Q01 amounting to Ch$13,808 million, representing a 27.6% decrease versus the Ch$19,069 million generated in 4Q00. The revenue decline reflects lower export sales of pipes, bars and sheet products as a consequence of the economic slowdown, which was further exacerbated by the September 11th tragedy. During 4Q01, many of the Company's international customers reduced significantly their inventory levels. Additionally, the Company's subsidiary Armat also registered lower revenues from coin blank sales due to a change in the criteria for the recognition of revenues. Historically, sales were recognized when coin blanks were delivered to the Chilean Mint for minting; beginning December 2001, sales are recognized when the minted coins are delivered to the final client.

Gross income declined from Ch$2,959 million in 4Q00 to Ch$1,444 million in 4Q01. The less favorable performance reflects lower volume sales, the absorption of fixed costs and a decline in the coin unit's productivity levels due to temporary technical problems as well as a greater proportion of complex products.

The brass mills unit's operating loss for 4Q01 totaled Ch$189 million, compared to a Ch$2.439 million income obtained in 4Q00.

Chile-PB&S: Revenues decreased 15.3%, from Ch$12,485 million in 4Q00 to Ch$10,581 million in 4Q01, reflecting a 13% drop in volume sales. The Company's export sales of both copper and brass sheets was negatively impacted by the economic slowdown in the United States and the September 11th tragedy, which impacted economies and demand levels all over the world.

COGS totaled Ch$8,490 million in 4Q01, a 14.5% decrease versus Ch$9,926 million incurred in 4Q00, reflecting the volume sales decline, lower raw material costs (i.e., the decline of LME copper prices) and lower salary expenses due to a reduction in plant personnel. SG&A expenses increased 9.0%, from Ch$880 million in 4Q00 to Ch$959 million in 4Q01. Despite the positive effects associated with the restructuring measures implemented during 2001, both the wire and cable and brass mills unit in Chile incurred higher SG&A expenses in 4Q01 due to fees associated with the consultants hired for the Company's implementation of the BaaN ERP system as well as our external auditors.

In Chile, operating income for 4Q01 amounted to Ch$1,132 million, versus Ch$1,679 million in 4Q00.

Argentina-PB&S: 4th quarter 2001 figures for the Company's Argentine operations were affected by the 4th quarter revaluation of the Chilean peso against the US dollar, exaggerating the decline versus last year's figures.

Revenues in 4Q01 amounted to Ch$1,326 million, 64.4% lower than the Ch$3,724 million generated in 4Q00. The drop in revenues was caused by lower volume sales, both in the local and export markets. The brass mills business was severely impacted by the Argentine political and economic crisis, and the Company decided at the end of 2001 to temporarily close its Decker-Indelqui operations in that country.

COGS decreased 35.8%, from Ch$4,009 million in 4Q00 to Ch$2,574 million in 4Q01. The COGS decrease reflects the significantly reduced sales activity as well as the Company restructuring, which reduced plant personnel and the operation's fixed cost structure prior to the end of the year. SG&A expenses amounted to Ch$255 million in 4Q01, and are not comparable to the figure last year as a result of a change in the accounting criteria.

The Argentine unit's operating loss in 4Q01 amounted to Ch$1,503 million, compared to a Ch$90 million operating loss in 4Q00.

Coin unit: The coin unit suffered a 33.4% decrease in revenues, from Ch$4,354 million in 4Q00 to Ch$2,898 million in 4Q01. This decline reflects the 43% drop in volume sales, partially offset by higher average prices. The price increase reflects both a change in sales mix (higher proportion of relatively higher value-added products) and a change in sales terms (from FOB to Delivered Duty Paid, "DDP"). The volume decline reflects the change in criteria for the recognition of revenues. Historically, sales were recognized when coin blanks were delivered to the Chilean Mint for minting; beginning December 2001, sales are recognized when the minted coins are delivered to the final client.

COGS for the unit dropped 37.3%, from Ch$3,681 million in 4Q00 to Ch$2,309 million in 4Q01, and reflected the decline in volume sales mentioned previously. The decrease in COGS was partially offset by an increase in re-processing costs as well as the increased costs associated with a more complicated product mix (a greater proportion of Nordic gold, nickel silver alloys and the bi-metallic coin rings). SG&A increased 49.1%, from Ch$169 million in 4Q00 to Ch$252 million in 4Q01, reflecting in great part the change in sales recognition criteria discussed above.

In conclusion, the coin unit's operating income dropped from Ch$504 million in 4Q00 to Ch$336 million in 4Q01.

FLEXIBLE PACKAGING

Chile: Sales revenues for 4Q01 amounted to Ch$7,081 million, representing a 6.6% increase versus the Ch$6,640 million generated in the same period of the previous year. The revenue increase reflects the Chilean unit's recovery of market share, which in turn resulted in a 7% rise in volume sales.

COGS increased 3.3%, from Ch$5,934 million in 4Q00 to Ch$6,130 million in 4Q01. The increase in COGS was less than the revenue hike, reflecting improved scrap levels (from 26 to 21%) as well as the re-classification of some costs to the SG&A category. SG&A expenses decreased 13.6%, from Ch$601 million in 4Q00 to Ch$519 million in 4Q01.

Operating income for the unit amounted to Ch$432 million in 4Q01, more than four times the amount generated the same period of the previous year (Ch$105 million). Improvements in the Company's Chilean packaging unit reflect improved production efficiency and lower scrap levels as well as better customer service and logistics. The 4th quarter year-over-year operating margin increased significantly, from 1.6% to 6.1%.

Argentina: 4th quarter 2001 figures for the Company's Argentine operations were affected by the 4th quarter revaluation of the Chilean peso against the US dollar, exaggerating the decline versus last year's figures.

Sales revenues dropped significantly, from Ch$3,436 million in 4Q00 to Ch$1,825 million in 4Q01. The decline in revenues was directly caused by the economic crisis in Argentina and its restricting effect on the country's credit policies.

COGS dropped at a rate similar to the decline in revenues (47%), from Ch$3,351 million in 4Q00 to Ch$1,748 million in 4Q01. While the decline in production volumes resulted in reductions in efficiency, this negative effect was offset by the personnel reduction and salary adjustment implemented as a consequence of the country's turmoil and uncertainty. SG&A amounted to Ch$187 million in 4Q01, representing a 41.4% decline versus the Ch$319 million incurred in 4Q00. The drop in SG&A reflects lower sales activity as well as the personnel reduction and salary adjustment implemented in response to the country's crisis.

The Argentine packaging unit registered an operating loss amounting of Ch$111 million in 4Q01, which compares favorably to the Ch$234 million loss incurred the previous year.

ALUMINUM PROFILES

Aluminum Profiles: Sales revenues for this unit increased 24.5%, from Ch$5,325 million in 4Q00 to Ch$6,631 million in 4Q01. The significant revenues increase reflects a 1% increase in volume sales combined with an increase in average prices. These two improvements were the fruits of the Company's year-long efforts related to the new commercial concept, "Indalum Building Systems". The program entails efforts to improve Indalum's image, focus on providing solutions to customers and launch of new higher value-added products.

COGS increased 11.9%, from Ch$4,466 million in 4Q00 to Ch$4,998 million in 4Q01. The rise in COGS is explained by the increased sales activity as well as the increased cost of aluminum (despite the lower LME price for aluminum) as a result of the year-over-year devaluation of the Chilean peso against the US dollar. Cost increases were partially offset by a reduction in the use of production materials. SG&A amounted to Ch$1,087 million in 4Q01, representing a 19.7% increase versus the Ch$908 million incurred in the same period of the previous year, and reflects in large part a larger provision for uncollectible receivables.

Operating income for the profiles unit amounted to Ch$546 million in 4Q01, a notable improvement versus the operating loss of Ch$49 million in the previous year. Operating margin for the 4Q01 period reached 8.2%.

Curtain Walls: Revenues for 4Q01 amounted to Ch$973 million, representing a significant decline from the Ch$1,582 million generated in 4Q00. The reduced revenue amount reflects the completion of the Uruguayan project as well as the postponement of the initiation of new projects in Chile.

COGS decreased 55.1%, from Ch$2,006 million in 4Q00 to Ch$901 million in 4Q01. The decrease reflects reduced curtain wall installation activity both in Uruguay and Chile, in addition to adjustments to inventory valuations that positively affected gross income. SG&A amounted to Ch$284 million in 4Q01, representing a 20.9% decline versus the same period of the previous year (Ch$359 million). The SG&A decrease reflects the personnel reduction in Uruguay beginning in August 2001 when the project was in its completion phase, as well as lower curtain wall activity.

The operating loss for the curtain wall unit amounted to Ch$212 million for 4Q01, versus a loss totaling Ch$783 million in the same period a year ago. In February 2002, as a consequence to focus solely on the production of aluminum profiles, the Company took the decision to exit the complementary curtain wall business.

Balance Sheet Analysis (Exhibit 7)

Assets: Total assets of the Company as of December 31, 2001 amounted to Ch$404,699 million, a 10.3% decrease compared to Ch$451,207 million at December 31, 2000. The principal differences were:

- ⇨ *Current assets* amounted to Ch$149,299 million at December 2001, a 19.1% decrease compared to Ch$184,456 million at December 2000. The drop in current assets includes the devaluation of the Brazilian real and the Chilean peso versus the US dollar, and the drop in LME copper prices which reduced inventory levels. In addition, the decrease in accounts receivable reflects the Company's efforts to improve its customer credit payments.

- ⇨ *Fixed assets* decreased 4.0% in 2001 versus the same period last year, from Ch$208,391 million at December 2000 to Ch$199,977 million at December 2001, reflecting the devaluation of the Chilean peso versus US dollar. Moreover, assets declined due to the extraordinary provisions for valuation adjustments to the Company's Argentine assets as well as the 2001 capital expenditures, which were lower than the year's depreciation expense.

- ⇨ *Other assets* amounted to Ch$55,423 million in 2001, lower than the Ch$58,361 million in 2000. The primary variations were a decrease in the recovery of tax benefits in Argentina (Ch$1,136 million) and lower income tax credit in Argentina (Ch$1,722 million).

Liabilities: Total liabilities of the Company as of December 31, 2001 were Ch$266,675 million, a 4.1% decrease compared to Ch$277,967 million at December 31, 2000. The primary differences were:

- ⇨ *Current liabilities* amounted to Ch$145,047 million in 2001, a 20.3% decrease versus Ch$181,917 million recorded in 2000. This decrease reflects the Company's bond issuance, the proceeds of which were used to pay short-term debt.

- ⇨ *Long-term liabilities* were Ch$121,628 million in 2001, a 26.6% increase compared to Ch$96,050 million last year due in great part to a bond placement in the local market for a total of US$35.5 MM. The bond's interest payments are due every six months, its annual interest rate is 6.2% and the principal is payable on May 1st, 2004. In addition, long-term liabilities rose due to the Chilean peso devaluation against the US dollar.

Shareholders' Equity :Total Shareholders' Equity of the Company as of December 31, 2001 was Ch$123,343 million, compared to Ch$160,201 million at December 31, 2000. The main differences were:

- ⇨ Reserves amounted to Ch$38,340 million at December 2001, an increase versus Ch$25,102 million at December 2000. The increase was due in great part to the cumulative adjustments from foreign currency translation resulted from the adoption of BT64 (the Chilean principle prescribing the accounting treatment of foreign investments), which considers the devaluation of the Chilean pesos versus the US dollar and the CPI variation (for a further explanation see "Foreign Currency Translation").

- ⇨ *Retained earnings* amounted to a Ch$36,325 million loss in 2001 versus a Ch$13,771 million gain in 2000.

######

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(Fourth Quarter)

	Ch$ millions			US$ millions (1)		
	4Q00	4Q01	% Change	4Q00	4Q01	% Change
Revenues	86.132	51.049	-40,7%	150,1	78,0	-48,1%
COGS	-74.276	-44.951	-39,5%	(129,5)	(68,7)	-47,0%
Gross Income	**11.856**	**6.098**	**-48,6%**	**20,7**	**9,3**	**-54,9%**
Gross Margin	*13,8%*	*11,9%*	*-13,2%*	*13,8%*	*11,9%*	*-13,2%*
SG&A	-6.949	-7.340	5,6%	(12,1)	(11,2)	-7,5%
% sales	*8,1%*	*14,4%*	*78,2%*	*8,1%*	*14,4%*	*78,2%*
Operating Income	**4.908**	**-1.243**	**N/A**	**8,6**	**(1,9)**	**N/A**
Operating Margin	*5,7%*	*-2,4%*	*N/A*	*5,7%*	*-2,4%*	*N/A*
Financial Income	459	74	-83,8%	0,8	0,1	-85,8%
Financial Expenses	(4.903)	(4.570)	-6,8%	(8,5)	(7,0)	-18,3%
Positive Goodwill Amortization	(578)	(473)	-18,2%	(1,0)	(0,7)	-28,3%
Equity in Earning (Losses) of Related Companies	(44)	10	N/A	(0,1)	0,0	N/A
Other non-Operating Incomes	1.859	(96)	N/A	3,2	(0,1)	N/A
Other non-Operating Expenses	(5.949)	(27.187)	357,0%	(10,4)	(41,5)	300,4%
Price-level Restatements	(2.950)	(892)	-69,8%	(5,1)	(1,4)	-73,5%
Non-Operating Results	**-12.107**	**-33.133**	**173,7%**	**(21,1)**	**(50,6)**	**139,8%**
Income (Loss) Before Income Taxes	(7.199)	(34.375)	377,5%	(12,5)	(52,5)	318,3%
Income Tax	748	4.305	475,7%	1,3	6,6	404,4%
Extraordinary Items	-	85	N/A	0,0	0,1	N/A
Minority Interest	(137)	2.471	N/A	(0,2)	3,8	N/A
Negative Goodwill Amortization	5	4	-12,4%	0,0	0,0	-23,3%
Net Income (Loss)	**-6.584**	**-27.510**	**317,8%**	**(11,5)**	**(42,0)**	**266,1%**

Exhibit 2: Consolidated Income Statement
(Twelve Months Ended December 31)

	Ch$ millions			US$ millions (1)		
	YTD Dic 00	YTD Dic 01	% Change	YTD Dic 00	YTD Dic 01	% Change
Revenues	312.293	331.912	6,3%	544,4	506,9	-6,9%
COGS	-272.878	-286.888	5,1%	(475,7)	(438,1)	-7,9%
Gross Income	**39.414**	**45.024**	**14,2%**	**68,7**	**68,8**	**0,1%**
Gross Margin	*12,6%*	*13,6%*	7,5%	*12,6%*	*13,6%*	7,5%
SG&A	-29.116	-34.358	18,0%	(50,8)	(52,5)	3,4%
% sales	*9,3%*	*10,4%*	*11,0%*	*9,3%*	*10,4%*	*11,0%*
Operating Income	**10.298**	**10.666**	**3,6%**	**18,0**	**16,3**	**-9,3%**
Operating Margin	*3,3%*	*3,2%*	*-2,6%*	*3,3%*	*3,2%*	*-2,6%*
Financial Income	2.033	1.922	-5,5%	3,5	2,9	-17,2%
Financial Expenses	(18.950)	(21.270)	12,2%	(33,0)	(32,5)	-1,7%
Positive Goodwill Amortization	(2.293)	(2.601)	13,4%	(4,0)	(4,0)	-0,7%
Equity in Earning (Losses) of Related Companies	116	(50)	N/A	0,2	(0,1)	N/A
Other non-Operating Incomes	3.231	3.979	23,1%	5,6	6,1	7,9%
Other non-Operating Expenses	(7.394)	(30.413)	311,3%	(12,9)	(46,4)	260,3%
Price-level Restatements	(5.751)	(13.214)	129,8%	(10,0)	(20,2)	101,3%
Non-Operating Results	**-29.008**	**-61.647**	**112,5%**	**(50,6)**	**(94,1)**	**86,2%**
Income (Loss) Before Income Taxes	(18.710)	(50.981)	172,5%	(32,6)	(77,9)	138,7%
Income Tax	1.501	(418)	N/A	2,6	(0,6)	N/A
Extraordinary Items	-	-	N/A	0,0	0,0	N/A
Minority Interest	(117)	1.283	N/A	(0,2)	2,0	N/A
Negative Goodwill Amortization	19	20	6,1%	0,0	0,0	-5,3%
Net Income (Loss)	**-17.307**	**-50.096**	**189,5%**	**(30,2)**	**(76,5)**	**153,6%**

Exhibit 3: Operating Results by Business Unit in Ch$ millions
(Fourth Quarter)

Fourth Quarter 2000	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	50.084	19.069	10.076	6.904	86.132
COGS	-42.412	-16.110	-9.285	-6.469	-74.276
Gross Income	**7.672**	**2.959**	**790**	**436**	**11.856**
Gross Margin	*15,3%*	*15,5%*	*7,8%*	*6,3%*	*13,8%*
SG&A	-4.242	-520	-919	-1.267	-6.949
% sales	*8,5%*	*2,7%*	*9,1%*	*18,4%*	*8,1%*
Operating Income	**3.430**	**2.439**	**-129**	**-832**	**4.908**
Operating Margin	*6,8%*	*12,8%*	*-1,3%*	*-12,0%*	*5,7%*
EBITDA	5.004	3.336	606	-651	8.295
Segment Contribution					
% Revenues	*58,1%*	*22,1%*	*11,7%*	*8,0%*	***100,0%***
% Operating Income	*69,9%*	*49,7%*	*-2,6%*	*-16,9%*	***100,0%***

Fourth Quarter 2001	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	20.730	13.808	8.906	7.605	51.049
COGS	-18.810	-12.363	-7.879	-5.899	-44.951
Gross Income	**1.920**	**1.444**	**1.027**	**1.707**	**6.098**
Gross Margin	*9,3%*	*10,5%*	*11,5%*	*22,4%*	*11,9%*
SG&A	-3.514	-1.633	-798	-1.396	-7.340
% sales	*17,0%*	*11,8%*	*9,0%*	*18,4%*	*14,4%*
Operating Income	**-1.594**	**-189**	**230**	**311**	**-1.243**
Operating Margin	*-7,7%*	*-1,4%*	*2,6%*	*4,1%*	*-2,4%*
EBITDA	24	921	762	490	2.197
Segment Contribution					
% Revenues	*40,6%*	*27,0%*	*17,4%*	*14,9%*	***100,0%***
% Operating Income	*128,3%*	*15,2%*	*-18,5%*	*-25,0%*	***100,0%***

4Q00 versus 4Q01 % change	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	-58,6%	-27,6%	-11,6%	10,2%	-40,7%
COGS	-55,6%	-23,3%	-15,1%	-8,8%	-39,5%
Gross Income	**-75,0%**	**-51,2%**	**30,0%**	**291,8%**	**-48,6%**
SG&A	-17,2%	213,9%	-13,2%	10,1%	5,6%
Operating Income	**-146,5%**	**N/A**	**-277,7%**	**N/A**	**N/A**
EBITDA	-99,5%	-72,4%	25,7%	N/A	-73,5%

Exhibit 4: Operating Results by Business Unit in Ch$ millions
(Twelve Months Ended December 31)

YTD 2000	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	174.389	71.987	42.589	23.327	312.293
COGS	-155.582	-61.109	-37.473	-18.715	-272.878
Gross Income	**18.807**	**10.878**	**5.116**	**4.613**	**39.414**
Gross Margin	*10,8%*	*15,1%*	*12,0%*	*19,8%*	*12,6%*
SG&A	-15.656	-5.556	-3.339	-4.565	-29.116
% sales	*9,0%*	*7,7%*	*7,8%*	*19,6%*	*9,3%*
Operating Income	**3.151**	**5.322**	**1.778**	**48**	**10.298**
Operating Margin	*1,8%*	*7,4%*	*4,2%*	*0,2%*	*3,3%*
EBITDA	10.149	8.839	4.593	786	24.368
Segment Contribution					
% Revenues	*55,8%*	*23,1%*	*13,6%*	*7,5%*	***100,0%***
% Operating Income	*30,6%*	*51,7%*	*17,3%*	*0,5%*	***100,0%***

YTD 2001	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	191.049	69.819	42.320	28.723	331.912
COGS	-162.120	-62.335	-38.821	-23.612	-286.888
Gross Income	**28.929**	**7.484**	**3.499**	**5.112**	**45.024**
Gross Margin	*15,1%*	*10,7%*	*8,3%*	*17,8%*	*13,6%*
SG&A	-19.367	-6.843	-3.525	-4.624	-34.358
% sales	*10,1%*	*9,8%*	*8,3%*	*16,1%*	*10,4%*
Operating Income	**9.562**	**641**	**-26**	**488**	**10.666**
Operating Margin	*5,0%*	*0,9%*	*-0,1%*	*1,7%*	*3,2%*
EBITDA	17.132	4.595	2.495	1.216	25.438
Segment Contribution					
% Revenues	*57,6%*	*21,0%*	*12,8%*	*8,7%*	***100,0%***
% Operating Income	*89,7%*	*6,0%*	*-0,2%*	*4,6%*	***100,0%***

2000 versus 2001 % chanoe	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	9,6%	-3,0%	-0,6%	23,1% #	6,3%
COGS	4,2%	2,0%	3,6%	26,2% #	5,1%
Gross Income	**53,8%**	**-31,2%**	**-31,6%**	**10,8%**	**14,2%**
SG&A	23,7%	23,2%	5,6%	1,3%	18,0%
Operating Income	**N/A**	**-88,0%**	**N/A**	**N/A**	**3,6%**
EBITDA	68,8%	-48,0%	-45,7%	N/A #	4,4%

Exhibit 5: Operating Results by Business Unit and Country in Ch$ millions
(Fourth Quarter)

	Fourth Quarter 2000							Fourth Quarter 2001						
	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable
Volume														
Tons	5.335	15.289		3.571	3.851	(1.863)	**26.183**	6.773	11.971	0	1.186	3.628	(1.919)	**21.638**
Kms.			166.017				**166.017**	0	0	(5.337)	0	0	0	**(5.337)**
Ch$ million														
Revenues	9.143	26.212	6.841	5.765	6.930	(4.807)	**50.084**	9.492	11.553	(3.674)	637	4.115	(1.594)	**20.730**
COGS	(7.454)	(22.534)	(4.817)	(5.237)	(5.942)	3.572	**(42.412)**	(7.745)	(10.949)	2.220	(1.022)	(3.139)	1.825	**(18.810)**
Gross Income	1.689	3.678	2.024	529	988	-1.235	**7.672**	1.747	604	-1.454	-185	976	232	**1.920**
Gross Margin	*18,5%*	*14,0%*	*29,6%*	*9,2%*	*14,3%*		***15,3%***	*18,4%*	*5,2%*	*39,6%*	*-22,1%*	*23,7%*		***9,3%***
SG&A	(914)	(1.483)	(601)	(1.653)	(606)	1.015	**(4.242)**	(998)	(1.167)	(659)	(282)	(345)	(64)	**(3.514)**
Operating Income	774	2.195	1.423	(1.124)	382	(220)	**3.430**	749	(563)	(2.113)	(467)	631	168	**(1.594)**
Operating Margin	*8,5%*	*8,4%*	*20,8%*	*-19,5%*	*5,5%*		***6,8%***	*7,9%*	*-4,9%*	*57,5%*	*-55,8%*	*15,3%*		***-7,7%***
EBITDA	1.149	2.687	1.845	(875)	506	(308)	**5.004**	1.103	250	(2.050)	(272)	839	153	**24**
Headcount	0	0	0	0	0		0	0	0	0	0	0	0	0

	Chile	Argentina	Coin	-	-	Interco	Brass Mills	Chile	Argentina	Coin	-	-	Interco	Brass Mills
Volume (tons)	6.999	2.035	1.979			(996)	**10.017**	6.116	858	1.127			(869)	**7.232**
Ch$ million														
Revenues	12.485	3.724	4.354			(1.495)	**19.069**	10.581	1.326	2.898			(997)	**13.808**
COGS	(9.926)	(4.009)	(3.681)			1.507	**(16.110)**	(8.490)	(2.574)	(2.309)			1.010	**(12.363)**
Gross Income	2.559	-285	673			12	**2.959**	2.091	-1.248	588			13	**1.444**
Gross Margin	*20,5%*	*-7,7%*	*15,5%*				***15,5%***	*19,8%*	*-94,1%*	*20,3%*				***10,5%***
SG&A	(880)	195	(169)			334	**(520)**	(959)	(255)	(252)			(167)	**(1.633)**
Operating Income	1.679	(90)	504			345	**2.439**	1.132	(1.503)	336			(154)	**(189)**
Operating Margin	*13,5%*	*-2,4%*	*11,6%*				***12,8%***	*10,7%*	*-113,3%*	*11,6%*				***-1,4%***
EBITDA	2.186	173	631			345	3.336	1.668	(1.025)	462			(185)	921
Headcount	0	0	0			0	0	0	0	0			0	0

	Chile	Argentina	-	-	-	Interco	Flexible Packaging	Chile	Argentina	-	-	-	Interco	Flexible Packaging
Volume (tons)	2.293	1.000					**3.293**	2.463	785					**3.248**
Ch$ million														
Revenues	6.640	3.436					**10.076**	7.081	1.825					**8.906**
COGS	(5.934)	(3.351)					**(9.285)**	(6.130)	(1.748)					**(7.879)**
Gross Income	706	85				0	**790**	951	76				0	**1.027**
Gross Margin	*10,6%*	*2,5%*					***7,8%***	*13,4%*	*4,2%*					***11,5%***
SG&A	(601)	(319)				0	**(919)**	(519)	(187)				(92)	**(798)**
Operating Income	105	(234)				0	**(129)**	432	(111)				(92)	**230**
Operating Margin	*1,6%*	*-6,8%*					***-1,3%***	*6,1%*	*-6,1%*					***2,6%***
EBITDA	603	3				0	608	813	38				(89)	762
Headcount	0	0				0	0	0	0				0	0

	Aluminum Profiles	Curtain Walls	-	-	-	Interco	Aluminum Profiles	Aluminum Profiles	Curtain Walls	-	-	-	Interco	Aluminum Profiles
Volume (tons)	2.562						**2.562**	2.595						**2.595**
Ch$ million														
Revenues	5.325	1.582				(3)	**6.904**	6.631	973				2	**7.605**
COGS	(4.466)	(2.006)				4	**(6.469)**	(4.998)	(901)				0	**(5.899)**
Gross Income	859	-424				0	**436**	1.633	71				2	**1.707**
Gross Margin	*16,1%*	*-26,8%*					***6,3%***	*24,6%*	*7,3%*					***22,4%***
SG&A	(908)	(359)				(0)	**(1.267)**	(1.087)	(284)				(25)	**(1.396)**
Operating Income	(49)	(783)				(0)	**(832)**	546	(212)				(23)	**311**
Operating Margin	*-0,9%*	*-49,5%*					***-12,0%***	*8,2%*	*-21,8%*					***4,1%***
EBITDA	86	(736)				-0	(651)	688	(176)				(22)	490
Headcount	0	0				0	0	0	0				0	0

Exhibit 6: Operating Results by Business Unit and Country in Ch$ millions

(Twelve Months Ended December 31)

	Year to Date 2000							*Year to Date 2001*						
	Chile	**Brazil**	**Optical Fiber**	**Argentina**	**Peru**	**Interco**	**Wire and Cable**	**Chile**	**Brazil**	**Optical Fiber**	**Argentina**	**Peru**	**Interco**	**Wire and Cable**
Volume														
Tons	19.418	55.114		10.764	17.694	(7.273)	95.717	26.597	56.154		8.865	17.865	(9.546)	99.935
Kms.			425.138				425.138			555.202				555.202
Ch$ million														
Revenues	31.103	92.362	17.198	18.208	27.454	(11.935)	174.389	39.212	85.704	34.628	15.815	29.456	(13.766)	191.049
COGS	(27.221)	(82.132)	(13.724)	(18.162)	(24.256)	9.912	(155.582)	(34.363)	(77.058)	(24.711)	(14.800)	(24.646)	13.458	(162.120)
Gross Income	3.882	10.230	3.475	46	3.198	-2.023	18.807	4.849	8.646	9.917	1.015	4.810	-308	28.929
Gross Margin	*12,5%*	*11,1%*	*20,2%*	*0,3%*	*11,6%*		*10,8%*	*12,4%*	*10,1%*	*28,6%*	*6,4%*	*16,3%*		*15,1%*
SG&A	(4.111)	(6.277)	(1.877)	(2.694)	(2.189)	1.493	(15.656)	(3.387)	(6.348)	(4.387)	(2.187)	(2.125)	(932)	(19.367)
Operating Income	(230)	3.953	1.597	(2.649)	1.009	(530)	3.151	1.462	2.298	5.530	(1.172)	2.685	(1.240)	9.562
Operatin Margin	*-0,7%*	*4,3%*	*9,3%*	*-14,5%*	*3,7%*		*1,8%*	*3,7%*	*2,7%*	*16,0%*	*-7,4%*	*9,1%*		*5,0%*
EBITDA	1.187	5.740	3.475	(1.657)	1.976	(571)	10.149	2.852	6.285	5.840	(180)	3.755	(1.420)	17.132
Headcount	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	Chile	**Argentina**	**Coin**	-	-	**Interco**	**Brass Mills**	**Chile**	**Argentina**	**Coin**	-	-	**Interco**	**Brass Mills**
Volume (tons)	31.247	7.351	6.285			(5.015)	39.868	28.706	6.320	5.002			(3.196)	36.833
Ch$ million														
Revenues	50.813	14.071	14.330			(7.227)	71.987	49.408	11.485	13.888			(4.962)	69.819
COGS	(40.578)	(13.930)	(11.725)			5.125	(61.109)	(41.828)	(13.316)	(12.058)			4.867	(62.335)
Gross Income	10.234	141	2.605			-2.102	10.878	7.579	-1.831	1.830			-94	7.484
Gross Margin	*20,1%*	*1,0%*	*18,2%*			*29,1%*	*15,1%*	*15,3%*	*-15,9%*	*13,2%*				*10,7%*
SG&A	(4.091)	(1.629)	(609)			773	(5.556)	(3.188)	(2.155)	(1.116)			(383)	(6.843)
Operating Income	6.144	(1.488)	1.996			(1.329)	5.322	4.391	(3.986)	713			(477)	641
Operatin Margin	*12,1%*	*-10,6%*	*13,9%*			*18,4%*	*7,4%*	*8,9%*	*-34,7%*	*5,1%*				*0,9%*
EBITDA	8.144	(478)	2.503			(1.329)	8.839	6.377	(2.365)	1.210			(627)	4.595
Headcount	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*

	Chile	**Argentina**	-	-	-	**Interco**	**Flexible Packaging**	**Chile**	**Argentina**	-	-	-	**Interco**	**Flexible Packaging**
Volume (tons)	10.281	4.145				0	14.426	9.952	4.061				0	14.013
Ch$ million														
Revenues	27.974	14.616				(0)	42.589	27.557	14.763				0	42.320
COGS	(23.992)	(13.481)				0	(37.473)	(25.211)	(13.610)				0	(38.821)
Gross Income	3.981	1.135				-0	5.116	2.346	1.153				0	3.499
Gross Margin	*14,2%*	*7,8%*					*12,0%*	*8,5%*	*7,8%*					*8,3%*
SG&A	(2.161)	(1.178)				0	(3.339)	(2.089)	(1.154)				(282)	(3.525)
Operating Income	1.821	(43)				(0)	1.778	257	(1)				(282)	(26)
Operatin Margin	*6,5%*	*-0,3%*					*4,2%*	*0,9%*	*0,0%*					*-0,1%*
EBITDA	3.712	882				0	4.593	1.775	995				(275)	2.495
Headcount	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	Aluminum Profiles	**Curtain Walls**	-	-	-	**Interco**	**Aluminum Profiles**	**Aluminum Profiles**	**Curtain Walls**	-	-	-	**Interco**	**Aluminum Profiles**
Volume (tons)	9.052					0	9.052	10.261					(3)	10.258
Ch$ million														
Revenues	19.720	3.622				(14)	23.327	24.017	4.710				(4)	28.723
COGS	(15.502)	(3.204)				(9)	(18.715)	(18.841)	(4.773)				2	(23.612)
Gross Income	4.218	418				-23	4.613	5.176	-62				-2	5.112
Gross Margin	*21,4%*	*11,5%*					*19,8%*	*21,6%*	*-1,3%*					*17,8%*
SG&A	(3.482)	(1.106)				23	(4.565)	(3.533)	(975)				(116)	(4.624)
Operating Income	736	(688)				0	48	1.643	(1.037)				(118)	488
Operatin Margin	*3,7%*	*-19,0%*					*0,2%*	*6,8%*	*-22,0%*					*1,7%*
EBITDA	1.287	(501)				0	786	2.204	(872)				(116)	1.216
Headcount	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)	
	YTD December 00	YTD December 01	YTD December 00	YTD December 01
ASSETS				
Cash	2.340	2.697	4,1	4,1
Time deposits and marketable securities	6.274	1.366	10,9	2,1
Accounts receivable	72.578	55.276	126,5	84,4
Accounts receivable from related companies	508	517	0,9	0,8
Inventories	74.490	66.676	129,9	101,8
Recoverable taxes	8.455	6.184	14,7	9,4
Prepaid expenses and other current assets	19.812	16.583	34,5	25,3
Total current assets	184.456	149.299	321,5	228,0
Property, plant and equipment (net)	208.391	199.977	363,3	305,4
Investments	9.676	10.162	16,9	15,5
Goodwill (net)	29.914	32.586	52,1	49,8
Long-term receivables	3.475	3.259	6,1	5,0
Other	15.296	9.415	26,7	14,4
Total other assets	58.361	55.423	101,7	84,6
Total assets	451.207	404.699	786,6	618,1
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	85.296	92.665	148,7	141,5
Current portion of long-term bank and other debt	35.761	11.990	62,3	18,3
Current portion of bonds payable	1.626	3.482	2,8	5,3
Dividends payable	368	541	0,6	0,8
Accounts payable	17.876	16.966	31,2	25,9
Notes payable	26.893	9.970	46,9	15,2
Notes and accounts payable to related companies	281	497	0,5	0,8
Accrued expenses	10.471	7.132	18,3	10,9
Withholdings payable	2.976	1.758	5,2	2,7
Income taxes	-	-	-	-
Deferred income	369	47	0,6	0,1
Total current liabilities	181.917	145.047	317,1	221,5
Long-term bank and other debt	47.155	50.023	82,2	76,4
Bonds payable	43.684	65.051	76,2	99,3
Accrued expenses	5.211	6.555	9,1	10,0
Total long-term liabilities	96.050	121.628	167,4	185,8
Minority interest	13.039	14.681	22,7	22,4
Common stock (386,000,000 shares authorized and outstanding, without nominal (par value)	115.575	115.575	201,5	176,5
Share premium	5.753	5.753	10,0	8,8
Reserves	25.102	38.340	43,8	58,6
Retained earnings	13.771	(36.325)	24,0	(55,5)
Total shareholders' equity	160.201	123.343	279,3	188,4
Total liabilities and shareholders' equity	451.207	404.699	786,6	618,1

1 Exchange rate on September 2001 US$1.00=Ch$695.02
Exchange rate on September 2000 US$1.00=Ch$563.49

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)	
	YTD December 00	YTD December 01	YTD December 00	YTD December 01
Cash received from customers	356.546	385.839	621,5	589,3
Financial income received	3.009	6.893	5,2	10,5
Dividends and other distributions	19	44	0,0	0,1
Other incomes	2.716	2.080	4,7	3,2
Payments to suppliers and employees	(337.402)	(349.699)	(588,2)	(534,1)
Interests paid	(22.388)	(24.273)	(39,0)	(37,1)
Income taxes paid	(496)	(3.301)	(0,9)	(5,0)
Other expenses	(742)	(100)	(1,3)	(0,2)
Added Value Tax and others	(12.901)	(11.297)	(22,5)	(17,3)
Net cash flow from operating activities	**(11.638)**	**6.187**	**(20,3)**	**9,4**
Sale of Property, Plant and Equipment	129	160	0,2	0,2
Sale of permanent investments	453	12.352	0,8	18,9
Sale of other investments	3	-	0,0	-
Other proceeds from investments	502	1.563	0,9	2,4
Acquisition of fixed assets	(16.051)	(8.406)	(28,0)	(12,8)
Permanent investments	(199)	(6.547)	(0,3)	(10,0)
Other disbursements	(307)	(2.588)	(0,5)	(4,0)
Net cash flow used in investing activities	**(15.470)**	**(3.467)**	**(27,0)**	**(5,3)**
Issuance of shares	6.880	-	12,0	-
Loans obtained	113.642	120.481	198,1	184,0
Registered loans from related companies	5.774	-	10,1	-
Other financing sources	37.852	24.133	66,0	36,9
Dividends paid	(144)	(263)	(0,3)	(0,4)
Repayments of bank borrowings	(138.813)	(147.934)	(242,0)	(225,9)
Repayments of bonds	(1.311)	(1.389)	(2,3)	(2,1)
Payment of expenses related to shares issuance	(8)	-	(0,0)	-
Others	(654)	(325)	(1,1)	(0,5)
Net cash flow provided by financing activities	**23.219**	**(5.297)**	**40,5**	**(8,1)**
Net cash flow for the period	**(3.889)**	**(2.577)**	**(6,8)**	**(3,9)**
Effect of price-level restatements on cash and cash equivalents	(354)	(1.664)	(0,6)	(2,5)
Net increase in cash and cash equivalents	**(4.243)**	**(4.241)**	**(7,4)**	**(6,5)**
Cash and cash equivalents at the beginning of year	12.931	8.687	22,5	13,3
Cash and cash equivalents at end of the period	**8.687**	**4.446**	**15,1**	**6,8**

1 **Exchange rate on December 2001 US$1.00=Ch$654.79**
Exchange rate on December 2000 US$1.00=Ch$573.65

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADECO S.A.

Santiago Edwards M.
Chief Financial Officer

Date: May 9, 2002